

Mail Stop 4631

December 8, 2009

via U.S. mail and facsimile

Bobby D. O'Brien, CFO
Valhi, Inc.
5430 LBJ Freeway, Suite 1700
Dallas, Texas 75240-2697

> **RE: Valhi, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 12, 2009**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2009,**
> **June 30, 2009, and September 30, 2009**
> **File No. 333-48391**

Dear Mr. O'Brien:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

     If you have any further questions regarding our review of your filings, please direct them to Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

                              Sincerely,

                              Terence O'Brien
                              Accounting Branch Chief